

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-mail
Allen E. Lyda
Senior Vice President and Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

      Re: Tejon Ranch Co.
              Form 10-K for fiscal year ended December 31, 2011
              Filed March 12, 2012
              File No. 1-7183

Dear Mr. Lyda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations by Segment, page 28

Real Estate – Resort/Residential, page 30

1.   Please tell us how you recorded the sale of five conservation easements during 2011 given that you have retained fee ownership of such land sales and continue to operate current revenue generating activities. Please cite relevant accounting literature applied.

Contractual Cash Obligations, page 37

2.   Please tell us why you have not discussed payments required on your pension and supplemental executive retirement plans or provided reference to such disclosures elsewhere in your filing. Refer to footnote 46 to SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K, page 43

(a) Documents filed as part of this report

1. Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 58

15. Investments in Joint Ventures, page 79

3.   Please provide more detail surrounding your belief that you do not control the operations of the Petro Travel Plaza Holdings LLC joint venture given your 60% interest. Although you note that each party has 50% voting rights and your partner performs the day-to-day operations of the venture, we note you are allocated 60% of the profits or losses from the venture. Please further address why you believe your equity partner controls the venture and clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock. .

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                              Sincerely,

                                              /s/ Kevin Woody

                                              Kevin Woody
                                              Accounting Branch Chief